United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of December, 2012

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: December 14th, 2012

IR Contact Information: ir@GRUMA.com (52) 81 8399-3311 and 24
Monterrey, N.L., Mexico, December 14, 2012	www.gruma.com

 GRUMA'S ANNOUNCEMENT

Monterrey, N.L., Mexico, December 14, 2012. - In connection with the announcement made on December 5, 2012, GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB), informs that, in exercise of a purchase option pursuant to certain rights of first refusal, including a right of first refusal acknowledged in GRUMA's bylaws resulting from the strategic agreements of 1996 to which GRUMA is a party, and which have been previously disclosed to the public, GRUMA has acquired today from Archer-Daniels-Midland Company and its affiliates (the ''Strategic Partner'') the stake that the Strategic Partner owned directly and indirectly in GRUMA and certain of its subsidiaries (the ''Equity Interests''), consisting of:

(i) 23.16% of the shares issued by GRUMA, through the acquisition of 18.81% of the shares issued by GRUMA and 45% of the shares issued by Valores Azteca, S.A. de C.V. (''Valores Azteca''), a company that owns 9.66% of the shares issued by GRUMA;

(ii) 3% of the partnership interest of Valores Mundiales, S.L. and Consorcio Andino, S.L., holding companies of GRUMA's subsidiaries in Venezuela, Molinos Nacionales, CA and Derivados de Maiz Alimenticio, CA, respectively;

 (iii) 40% of the shares of Molinera de Mexico, S.A. de C.V. (''Molinera''), GRUMA's wheat flour business in Mexico; and

(iv) 100% of the shares of Valley Holding Inc., a company that owns 20% of Azteca Milling L.P. (''Azteca Milling''), GRUMA's corn flour business in the United States.

The The Equity Interests were acquired from the Strategic Partner in a transaction (the ''Transaction'') of US$450 million plus a contingent payment of up to US$60 million, proportionally distributed between the shares of GRUMA and the shares of Valores Azteca that are part of the Equity Interests, payable only if during the 42 months following the closing of the Transaction, certain conditions take place in connection with (i) the increase in GRUMA's stock market price, over the closing price of GRUMA's stock determined for purposes of the Transaction (the ''Closing Price''), at the end of the 42 months period; (ii) the difference between the price of GRUMA's stock established for public offers made by GRUMA and the Closing Price; (iii) the acquisition, by a strategic investor, of 15% or more of GRUMA's capital stock; or (iv) the reduction of the percentage of GRUMA's shares that are considered to be held by the public at any time, starting from 26%. The economic terms of the Transaction were based on the terms contained in the offer made by a third party to the Strategic Investor, for the purchase of the Equity Interests.

To carry out the Transaction, GRUMA obtained short-term unsecured loan facilities, led by Goldman Sachs USA, for a total amount of US$400,000,000, with maturities of up to a year (the ''Short-Term Facilities''), and used Gruma Corporation's revolving syndicated credit facility with Bank of America, N.A. GRUMA expects to refinance the Short-Term Facilities within the next year.

For the execution of the Short-Term Facilities, the permitted leverage ratios established under the current long-term loan facilities of GRUMA were increased to allow GRUMA to increase its leverage as a result of the obtainment of the Short Term Facilities.

Prior to the closing of the Transaction and obtaining the Short-Term Facilities, the Board of Directors of GRUMA, with the previous favorable opinion of the Audit Committee and the Corporate Governance Committee based on a fairness opinion issued by an independent expert (the ''Independent Expert''), approved the exercise by GRUMA of the option and/or right of first refusal to acquire the Equity Interests and obtain the required financing.

Based on the fairness opinion issued by the Independent Expert, as well as the financial analysis conducted by GRUMA's management, GRUMA believes that, at the agreed values for the Transaction, even in the event that part or all of the contingent payment is realized, and considering the higher majority net income that GRUMA will obtain due to the increase of GRUMA's interest in Azteca Milling and Molinera, the Transaction will generate a significant economic benefit and substantial creation of value for GRUMA (and thus, a benefit to all of its shareholders, without distinction, on an equal basis). Additionally, the Transaction will involve a reduction in the number of outstanding shares of GRUMA, which will consequently increase the shareholders' percentage of ownership in GRUMA and an increase in the percentage of shares that are considered held by the public.

GRUMA will focus its efforts to lower its level of indebtedness and will use future resources generated mainly to strengthen its financial structure.

With respect to the acquisition of 18.81% of the shares issued by GRUMA, the Transaction was not executed through a public offer given that it was made through the exercise of an option, in strict compliance with the contractual covenants contained in the strategic agreements of 1996 that were entered into with the Strategic Partner. Such agreements are acknowledged in GRUMA's bylaws and their existence and terms were timely disclosed to the Mexican Stock Exchange and to the public and have thereafter continued to be annually disclosed in GRUMA's annual report. Such acquisition was carried out against GRUMA's shareholders equity, using funds reserved for the purchase of GRUMA's own shares authorized by GRUMA's General Ordinary Shareholders' Meeting.

As a result of the Transaction, Mark Kolkhorst and Federico Gorbea Quintero, who acted as members of GRUMA's Board of Directors designated by the Strategic Partner, and their corresponding alternate directors, Vikram Luthar and Ray G. Young, have presented their resignation as members of GRUMA's Board of Directors.

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to more than 100 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 21,000 employees and 99 plants. In 2011, GRUMA had net sales of US$4.1 billion, of which 66% came from non-Mexican operations.

This release may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.